UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

652903-10-5
(CUSIP Number)

Mark DiPaolo

General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

With a copy to:

Russell Leaf

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652903-10-5	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,271,757
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,271,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,271,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.64%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,271,757
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,271,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,271,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.64%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 652903-10-5	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,643,838
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,643,838
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,643,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,627,919
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,627,919
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,627,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 7 of 12 Pages

SCHEDULE 13D

Item 1.   Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Apricus Biosciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 11975 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2.  Identity and Background.

The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Domestic Fund LP, a Delaware limited partnership (“Sarissa Domestic”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Domestic and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds, including Sarissa Domestic and Sarissa Offshore (collectively, the “Sarissa Funds”). The ultimate general partner of each of Sarissa Capital, Sarissa Domestic and Sarissa Offshore is controlled by Dr. Denner. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 9,271,757 Shares (including warrants (the “Warrants”) to purchase an aggregate of 2,747,252 Shares). The aggregate purchase price of the Shares and the Warrants purchased by the Reporting Persons collectively was approximately $11.4 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

On February 10, 2015, the Sarissa Funds entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Sarissa Funds purchased from the Issuer pursuant to an effective registration statement and a related prospectus supplement filed with the Securities and Exchange Commission an aggregate of 5,494,505 Shares and Warrants to purchase an additional 2,747,252 Shares at a combined purchase price of $1.82 per Share and related Warrant, or approximately $10 million in the aggregate. The Warrants have an exercise price of $1.82 per share, will be exercisable beginning six months and one day after the date of issuance and will expire on the seventh anniversary of the date of issuance. The closing of this transaction occurred on February 13, 2015.

CUSIP No. 652903-10-5	Page 8 of 12 Pages

SCHEDULE 13D

Under the Subscription Agreement, the Sarissa Funds have the right to appoint a member to the Issuer’s Board of Directors. In addition, the Sarissa Funds have preemptive rights to participate in future equity issuances by the Issuer, subject to certain exceptions, so as to maintain the Sarissa Funds’ then-current percentage beneficial ownership of the Shares. Such rights will continue until the Sarissa Funds cease to beneficially own at least 50% of the Shares they beneficially own immediately after this transaction (assuming, for this purpose, that the Warrants issued in this transaction were fully exercised). Upon request by the Sarissa Funds, the Issuer is required to use commercially reasonable efforts to have a registration statement on Form S-3 filed and declared effective with respect to the resale of the Shares owned by the Sarissa Funds.

The Reporting Persons will continue to review their investment on an on-going basis and reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

The foregoing summaries of the Subscription Agreement and the Warrants are subject to, and qualified in their entirety by reference to, the Subscription Agreement and form of Warrant, which are attached hereto as Exhibits 3 and 2, respectively, and which are incorporated herein by reference.

CUSIP No. 652903-10-5	Page 9 of 12 Pages

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,271,757 Shares (including 2,747,252 Shares underlying the Warrants) representing approximately 17.64% of the Issuer's outstanding Shares (based upon (i) the 44,330,006 Shares stated to be outstanding as of February 9, 2015 by the Issuer in the Subscription Agreement, (ii) the 5,494,505 Shares issued to the Sarissa Funds pursuant to the Subscription Agreement, and (iii) the 2,747,252 Shares underlying the Warrants).

(b) For purposes of this Schedule 13D:

Sarissa Domestic has sole voting power and sole dispositive power with regard to 5,627,919 Shares (including 1,667,535 Shares underlying the Warrants). Sarissa Offshore has sole voting power and sole dispositive power with regard to 3,643,838 Shares (including the 1,079,717 Shares underlying the Warrants). Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,271,757 Shares (including 2,747,252 Shares underlying the Warrants) held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,271,757 Shares (including 2,747,252 Shares underlying the Warrants) held by the Sarissa Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

1	Joint Filing Agreement of the Reporting Persons
2	Form of Warrant
3	Subscription Agreement

CUSIP No. 652903-10-5	Page 10 of 12 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23rd, 2015

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

CUSIP No. 652903-10-5	Page 11 of 12 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Apricus Biosciences, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of February, 2015.

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

CUSIP No. 652903-10-5	Page 12 of 12 Pages

SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America, other than Fredrik Guster who is a citizen of Norway and Richard Giroux who is a citizen of Canada. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

SARISSA CAPITAL MANAGEMENT LP

SARISSA CAPITAL DOMESTIC FUND LP

SARISSA CAPITAL OFFSHORE MASTER FUND LP

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer
Richard Mulligan, Ph.D.	Senior Managing Director
Mayu Sris	Managing Director
Mark DiPaolo	General Counsel and Chief Compliance Officer
Patrice Bonfiglio	Chief Financial Officer
Fredrik Guster	Head of Strategy and Business Development
Richard Giroux	Head Trader